In March 2004, the Company completed a private placement consisting of 2,500,000 units at a price of $0.27 per unit, for total proceeds of $675,000. Each unit consisted of one common share and one-half share purchase warrant, where one full warrant entitles the holder to purchase an additional common share at a price of $0.35 per share until March 15, 2006. No finder’s fee was issued. During the year, 150,000 warrants were exercised. If the common shares trade above $1.00 per share on the TSX Venture Exchange for a period of 10 consecutive trading days prior to the expiry of the warrants and after the initial four month hold period has expired, the Company has the right to force the exercise of the warrants.   To date 1,306,250 warrants remain unexercised.  G.F. Consulting Corp., a private corporation owned by Gary Freeman purchased 300,000 units under this private placement.

In May 2004, the Company completed a private placement consisting of 3,010,000 units at a price of $0.54 per unit, for total proceeds of $1,625,400. Each unit consists of one common share and one-half share purchase warrant, where one full warrant entitles the holder to purchase an additional common share at a price of $0.80 per share until May 14, 2006. No finder’s fee was issued. During the year, no warrants were exercised. If the common shares trade above $1.50 per share on the TSX Venture Exchange for a period of 10 consecutive trading days prior to the expiry of the warrants and after the initial four month hold period has expired, the Company has the right to force the exercise of the warrants. To date 1,505,000 warrants remain unexercised.  Amergold Investments, a private corporation owned by Gary Freeman, purchased 200,000 units under this private placement.  Gil Atzmon, a former director of the Company, purchased 15,000 units under this private placement.

In September, 2004, the Company completed a private placement consisting of 1,306,250 units at a price of $0.80 per unit, for total proceeds of $1,045,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $1.00 per share until March 7, 2006. Finders fees of $40,200 were paid as follows  $3,200 to  Windsor Capital, a British Columbia Corporation, the principals of which are at arms length to the Company and who introduced individual investors to the Company; $6,000 to Haywood Securities, a British Columbia Corporation the principals of which are at arms length to the Company and  who introduced individual investors to the Company; $9,600 to National Media, a U.S. Corporation the principals of which are at arms length to the Company and who introduced individual investors to the Company; and, $24,000 to Tom Wikstrom, an individual who is at arms length to the Company who introduced individual investors to the Company. During the year, no warrants were exercised.  To date, 1,306,350 warrants remain unexercised.

In November 2003, the Company completed a private placement consisting of 225,000 units at a price of $0.30 per unit, for total proceeds of $67,500. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.42 per share until November 14, 2005. No finder’s fee was issued.  G.F. Consulting Corp., a company owned by Gary Freeman purchased 100,000 units under this private placement.  Mr. Freeman exercised 100,000 of these warrants on May 26, 2005.  The balance of these warrants expires in November, 2005.  Jerry Pogue, a director of the Company, purchased 100,000 units under this private placement.

During the year ended November 30, 2004, we used $ 1,184,085 of our cash resources for operating activities and $5,731 in investing activities.  These activities were funded by initial cash balance on hand at the beginning of the year and funds raised during the year.  During the fiscal year, we received $3,949,212 from common share issuances..  In February, 2004, the Company issued 850,000 units at $0.24 for proceeds of $204,000. Warrants to purchase an additional 425,000 shares at $0.35were issued on the private placement, these warrants expire August 26, 2005.  In March of 2004, the Company issued 2,500,000 units at $0.27 for proceeds of $675,000.  Warrants to purchase 1,250,000 common shares at $0.35 were issued on this private placement.  These warrants expire in March, 2006.  In May of 2004 the Company issued 3,010,000 units at $0.54 for proceeds of $1,625,400.  Warrants to purchase 1,625,000 shares at $0.80 were issued on this private placement.  These warrants expire in May, 2006.  In September 2004, the Company issued 1,306,250 units at $0.80 for proceeds of $1,045,000.  Warrants to purchase 1,045,000 shares at $1.00 were issued on this private placement.  These warrants expire in March, 2006.  The Company received $161,400 from the exercise of warrants and $44,687 from the exercise of options.  Subsequent to year end, the Company received $10,000 from the exercise of options and $42,000 from the exercise of warrants.    Subsequent to year end, in May 2005, the Company announced it would be issuing 1,000,000 common shares at $0.56 by way of private placement.  Warrants to purchase an additional 500,000 common shares at $0.70 are attached to this private placement.  These warrants expire in May 2007.

During the year ended November 30 2003, we used $236,803 of our cash resources for operating activities and $Nil in investing activities.  These activities were funded by initial cash balances on hand at the beginning of the year and funds raised during the year.  During the fiscal year we received $97,500 from private placements,  which included 225,000 common shares  issued at $0.30 per share with warrants to purchase a further 225,000 shares at $0.42 which expire in November of 2005. We also completed a private placement of 62,500 shares at $0.48 and 62,500 common share purchase warrants exercisable at $0.60 until November 2004 .  $33,750 was received from the exercise of warrants and $44,250 from the exercise of options.

During the fiscal year 2002, the Corporation received $205,500 from private placements, $180,250 from the exercise of warrants and $12,750 from the exercise of incentive stock options.  The private placements consisted of the issuance of 212,000 common shares at $0.92 per share and 212,000 common share purchase warrants exercisable a $1.20 which warrants expired in June of 2004.  A further issuance by way of private placement consisted of the issuance of 337,500 common shares (312,500 committed to be issued) at $0.40 and 337,500 common share purchase warrants exercisable at $0.48..

5.C

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not Applicable.

5.D

TREND INFORMAITON

Not Applicable.

5.E

OFF BALANCE SHEET ARRANGEMENTS

Not Applicable

5.F

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments Due by Period

Less than one Year

1 – 3 Years

3-5 Years

More

Than 5 yrs

Contractual Obligations

$300,975

$25,000

$25,000

$25,000

See Note 2

Capital (Finance) Lease Obligations

N/A

N/A

N/A

N/A

Purchase Obligation

See Note 1

See Note 1

N/A

Other Long Term Liabilities Reflected

In the Company’s Balance Sheet under

GAAP of the primary financial statements

N/A

N/A

N/A

N/A

Note 1.

In July 2004 the Company paid 200,000 common shares at a deemed price of $1.22 (CDN) per share to the principal of Minera Koripampa del Peru in consideration of the Company’s option assignment agreement for the Amata Project in Peru.    The Company is also obliged to make certain future payments which payments are detailed in Item 4.D (E) “Mackenzie Project”.  On May 20, 2005, the Company announced that it would not be proceeding with the Amata Project, the Brett Property or the Mexican Property under the MSJ agreement.

Note 2.

The Company paid $80,000 and 100,000 common shares at a deemed price of $0.60 per share to the VRBDD Syndicate upon entering into an Agreement for the Mackenzie Project on May 4, 2005.  The Company paid a deposit of $125,000 (USD) ($160,975 CDN) to Corporate Development Associates of Helena Montana for investor relations services on September 24, 2004.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 10. I

SUBSIDARY INFORMATION

The Company has one wholly owned subsidiary, Triband Resources Inc. located at 6171 Riverside Dr., Reno, Nevada.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not Applicable.

ITEM 1  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

Not Applicable

ITEM 14  .MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.   CONTROLS AND PROCEDURES

Gary Freeman, Acting President and CEO  of the Company, and Jon Lever, CFO of the Company, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in U.S. exchange Act Rule 13a-14(c)) as of the end of the period covered by this form 20-F, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company during the period in which this Form 20-F was being prepared.

Since the date of our evaluation, there were no changes in the Company’s internal controls or in other factors that could materially affect these controls, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.

ITEM 16. A    AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee does not have a financial expert since no member of the Company’s Board of Directors meets the definition of financial expert. However, all Board members possess significant financial experience within the mining industry and are therefore considered financially literate.

16 B.     CODE OF ETHICS

The Company has prepared a code of ethics for its CEO, CFO, Directors and Officers which are incorporated herein by reference. The Codes of Ethics are contained in the 20-F/A filed September 27, 2004 and are incorporated by reference herein.

16 C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The nature of the services provided by Sadovnick, Telford and Skov under each of the categories indicated in the table is described below.